Exhibit 99.125

Luminosity Gaming Ranks as the World’s Most Watched Esports Organization on Twitch in March 2021

Luminosity Gaming, ranked by Forbes as one of the most valuable esports organizations, takes the #1 position as most popular community on Twitch with over 40M hours watched in March 2021

TORONTO, April 9, 2021 - Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX:EGLX) (OTCQB: ENGMF) (FSE:2AV), the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is thrilled to announce its esports organization, Luminosity Gaming, was ranked by Streams Charts as the most popular esports community on Twitch in March 2021, with 40 million hours watched, outpacing the runner up by more than 15 million hours. Luminosity takes the top spot from number 2 in February.

“The surging popularity of Luminosity is a testament to the incredible talent of our players and creators, as well as the loyalty of our fans,” commented Adrian Montgomery, CEO of Enthusiast Gaming. Luminosity Gaming is a strategic asset and a critical component of the integrated customer offering in our overall flywheel of diversified media and entertainment properties, adding an exciting and tangible element to our overall growth potential.”

About Enthusiast Gaming

Enthusiast Gaming is building the world’s largest media platform of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast Gaming’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate approximately 1 billion page views monthly. Enthusiast Gaming’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month including leading gaming talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast Gaming’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications carmela@providentcomms.com

647-287-2286

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